

Mail Stop 4631

August 4, 2016

<u>Via E-mail</u>
Mr. Eric L. Gerratt
Chief Financial Officer and Treasurer
US Ecology, Inc.
251 East Front Street, Suite 400
Boise, Idaho 83702

> **Re: US Ecology, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 0-11688**

Dear Mr. Gerratt:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction